UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ISPIRE TECHNOLOGY INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46501C100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 46501C100

1.	Names of Reporting Persons Pride Worldwide Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 33,250,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 33,250,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,250,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 59.0%(1)(3)
12.	Type of Reporting Person (See Instructions) CO

CUSIP 46501C100

1.	Names of Reporting Persons Tuanfang Liu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 33,250,000 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 33,250,000 (1)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,250,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 59.0%(1)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 46501C100

1.	Names of Reporting Persons Jiangyan Zhu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,500,000(2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,500,000(2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 4.4%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	These shares are held directly by Pride Worldwide Investment Limited. Tuanfang Liu, the co-chief executive officer of the Issuer, is the sole shareholder of Pride Worldwide Investment Limited. Consequently, he may be deemed the beneficial owner of the shares held by Pride Worldwide Investment Limited. Mr. Liu disclaims beneficial interest in shares beneficially owned by his wife, Jiangyan Zhu, a director of the Issuer.

(2)	Jiangyan Zhu, a director of the Issuer and spouse of the Issuer’s co-chief executive officer, Tuanfang Liu, is the sole shareholder of Honor Epic International Limited, the direct owner of these shares. Consequently, she may be deemed the beneficial owner of the shares held by Honor Epic International Limited. Ms. Zhu disclaims beneficial interest in shares beneficially owned by her husband.

(3)	Based on 56,400,636 shares of common stock outstanding on May 10, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2024.

Item 1(a).	Name of Issuer

Ispire Technology Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

19700 Magellan Drive

Los Angeles, California

Item 2(a).	Names of Persons Filing

Pride Worldwide Investment Limited, Tuanfang Liu, and Jiangyan Zhu (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

19700 Magellan Drive

Los Angeles, California

Item 2(c).	Citizenship

Pride Worldwide Investment Limited is a company incorporated under the laws of British Virgin Islands. Tuanfang Liu and Jiangyan Zhu are citizens of People’s Republic of China.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

46501C 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F).

☐	(g) A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

☐	(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J)

☐	(k) Group, in accordance with Rule 13d-1 (b)(1)(ii)(K).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G including the footnotes are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 12, 2024

Pride Worldwide Investment Limited

By:	/s/ Tuanfang Liu
Name:	Tuanfang Liu
Title:	Director

/s/ Tuanfang Liu
Name:	Tuanfang Liu

/s/ Jiangyan Zhu
Name:	Jiangyan Zhu

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)